Exhibit (a)(5)(H)

June 3, 2013

Dear             :

As you know, on April 28, 2013 an agreement was entered into providing for the acquisition of Conceptus, Inc. (Conceptus) by Bayer AG. Bayer’s offer to purchase all outstanding Conceptus stock is confirmation of the value of our Essure products, and the dedication and remarkable performance of our workforce. We expect the transaction to be completed by mid-2013, pending regulatory approval. In the interim, daily operations at Conceptus will proceed as usual, and we will continue to provide the committed service and professionalism that our customers expect and appreciate. We appreciate your patience during this period of transition.

In connection with the transaction, Conceptus is working with Bayer to develop a Sales Retention Plan in which you will be eligible to participate. Under the Sales Retention Plan you will be eligible to earn an additional amount equal to $[            ] for each of the third and fourth fiscal quarters in 2013 based upon continued employment and an additional amount of $[            ] for each of the third and fourth fiscal quarters in 2013 based upon performance, as measured relative to your peers, with payment subject to your continued employment with Conceptus and Bayer following the closing of the transaction.

The potential payments under the Sales Retention Plan are in addition to your base salary and existing sales commission plan. We will provide more details to you as we finalize the Sales Retention Plan.

This new chapter for Conceptus is exciting, and it is our hope that it will provide genuine opportunities to expand our market base and our goal to support women’s health and healthy family planning.

In the near term, and through the transaction process, we do not anticipate changes to our organization outside of the ordinary. You will receive regular updates through e-mail or through your managers, regarding the status of this process through its closing.

Thank you for all your ongoing efforts and commitment to your work, our mission and your colleagues here at Conceptus.

Sincerely,

/s/ D. Keith Grossman
D. Keith Grossman
President and Chief Executive Officer

Additional Information about the Transaction and Where to Find It

In connection with the Agreement and Plan of Merger dated as of April 28, 2013 by and among Conceptus, Bayer HealthCare (a wholly-owned subsidiary of Bayer AG) and Evelyn Acquisition Company (the “Merger Agreement”), Bayer HealthCare, Evelyn Acquisition Company and Bayer AG have commenced a tender offer to purchase all of the shares of common stock of Conceptus. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made pursuant to a tender offer statement (including an offer to purchase, letter of transmittal, and related tender offer documents), which Bayer HealthCare, Evelyn Acquisition Company and Bayer AG filed with the Securities and Exchange Commission (the “SEC”) on May 7, 2013. In addition, on May 7, 2013, Conceptus filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC related to the tender offer. Conceptus stockholders are strongly advised to read the tender offer statement and the related solicitation/recommendation statement because they contain important information, including the terms and conditions of the offer, that stockholders should consider before making any decision regarding tendering their shares. The tender offer statement and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all Conceptus stockholders at no expense to them. These documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the tender offer statement will be made available free of charge to all Conceptus stockholders who direct a request to Georgeson, Inc., the Information Agent for the offer, toll-free at (866) 297-1410. Banks and brokers may call collect at (800) 223-2064.

Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this communication, other than purely historical information, including estimates, projections and statements relating to Conceptus’ and Bayer HealthCare’s respective business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include the ability of Conceptus, Bayer HealthCare and Evelyn Acquisition Company to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the tender offer and the subsequent merger; uncertainties as to how many Conceptus stockholders will tender their shares of common stock in the tender offer; the possibility that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the offer or the merger; the effects of disruption from the transactions on Conceptus’ business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the tender offer or the merger may result in significant costs of defense, indemnification and liability; other risks and uncertainties pertaining to Conceptus’ business, including: dependence on sales of the Essure System; dependence on recommendations and endorsements by physicians; the ability of Conceptus to compete effectively against new and well-established alternative procedures, products, and technologies; the possibility that Conceptus’ marketing and advertising may not be successful; the possible failure of Conceptus’ intellectual property rights to provide meaningful commercial protection for the Essure System; disruptions of Conceptus’ manufacturing, supply or distribution operations; claims that Conceptus’ products infringe the intellectual property rights of others; patent litigation to which Conceptus is a party; and other risks detailed in Conceptus’ public filings with the SEC from time to time, including Conceptus’ most recent Annual Report on Form 10-K for the year ended December 31, 2012 (as amended) and Quarterly Report on Form 10-Q for the three months ended March 31, 2013. The reader is cautioned not to unduly rely on these forward-looking statements. Conceptus expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.